Exhibit 12

ANADARKO PETROLEUM CORPORATION
CONSOLIDATED STATEMENT OF COMPUTATION OF RATIOS OF
EARNINGS TO FIXED CHARGES AND EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Nine Months Ended September 30, 2005 and Five Years Ended December 31, 2004
	Nine Months
	Ended
	September 30,	Years Ended December 31

millions except ratio amounts	2005	2004	2003	2002	2001	2000

Gross Income (Loss)	$2,679	$2,829	$2,227	$1,410	$(298)	$1,519
Rentals	12	12	10	14	14	16

Earnings (Loss)	2,691	2,841	2,237	1,424	(284)	1,535

Gross Interest Expense	204	438	374	358	301	193
Rentals	12	12	10	14	14	16

Fixed Charges	$216	$450	$384	$372	$315	$209

Preferred Stock
Dividends	6	8	8	9	11	17

Combined Fixed Charges
and Preferred Stock
Dividends	$222	$458	$392	$381	$326	$226

Ratio of Earnings to
Fixed Charges	12.46	6.31	5.83	3.83	n/m	7.35

Ratio of Earnings to
Combined Fixed Charges
and Preferred Stock
Dividends	12.12	6.20	5.71	3.74	n/m	6.80

n/m - not meaningful

As a result of the Company's net loss in 2001, Anadarko's earnings did not cover fixed charges by $599 million and did not cover combined fixed charges and preferred stock dividends by $610 million.

These ratios were computed by dividing earnings by either fixed charges or combined fixed charges and preferred stock dividends. For this purpose, earnings include income before income taxes and fixed charges. Fixed charges include interest and amortization of debt expenses and the estimated interest component of rentals. Preferred stock dividends are adjusted to reflect the amount of pretax earnings required for payment.